Exhibit 99.1

939284

PRESS RELEASE

AEGON STRENGTHENS GROUP CORPORATE AFFAIRS WITH APPOINTMENT

OF GUY NIELSEN AS SENIOR VICE-PRESIDENT

The Hague, November 4, 2005 – AEGON N.V. has named Guy Nielsen Senior Vice-President of Group Corporate Affairs. Mr. Nielsen’s appointment is part of AEGON’s efforts to further strengthen its Corporate Affairs & Investor Relations program. Nielsen will have responsibility for the holding company’s communications and media relations. In this role he will work closely with the Investor Relations team to drive consistency and will report to Michiel van Katwijk, Executive Vice-President.

Nielsen was most recently employed by BearingPoint, a global management and technology consulting firm, where he held several leadership positions in marketing and communications, including having oversight for all international media relations, employee communications, and brand activities. Prior to joining BearingPoint in 1999, he held various positions in sales, marketing and communications at IBM and rating agency Duff & Phelps (now Fitch).

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and the Czech Republic.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com